Mail Stop 4561

April 25, 2008

Alfred R. Camner
Chairman of the Board and Chief Executive Officer
BankUnited Financial Corporation
255 Alhambra Circle
Coral Gables, Florida 33134

> **Re:**   **BankUnited Financial Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2007**
> **Form 10-Q for the Quarterly Period Ended December 31, 2007**
> **Schedule 14A**
> **File No. 001-13921**

Dear Mr. Camner:

We have reviewed your response dated April 11, 2008 and have the following additional comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. For a number of your responses to our comment letter dated March 7, 2008, you state you will disclose the requested information in future filings "if material". In each instance please tell us what future filings will have the requested information and provide us with draft disclosure if different from the narrative provided in your response. For each instance where you do not feel the requested information is needed or material, please tell us in greater detail how you came to this conclusion.

2. For certain comments of our letter dated March 7, 2008 where additional disclosure was requested, your narrative response was not clear as to whether you intend to provide additional disclosure. Such comments include comments 7, 9, 26, 27, and 28. For such comments, please tell us whether you intend to provide the requested disclosure in a

manner consistent with the narrative provided in your response letter. If so, tell us the documents in which you intend to provide it. If not, tell us why not.

Form 10-K for the fiscal year ended September 30, 2007

Risk Factors, page 16

3. We note your response to comment 3 of our letter dated March 7, 2008. Please tell us and in future filings disclose the minimum time period payment option loans can reach the 115% cap. Clearly identify the assumptions used, and discuss any trends reflected in this data.

4. In your response to comment 3 of our letter dated March 7, 2008, you indicate that you believe the information requested related to payment option loans and negative amortization has been and continues to be immaterial relative to the size of the loan portfolio. While the amounts for certain historical periods may be small, we continue to believe that the trends reflected in the significant increases of such amounts are material. Please revise your future filings to provide the information as previously requested.

Management's Discussion and Analysis of Financial Condition and Result of Operations

5. In your response to the third bullet of comment 4 of our letter dated March 7, 2008 you state that you did not compile detailed information on mortgage insurance claims prior to May 1, 2007. Please disclose this fact in your future filings in your discussions of processes for anticipating insurance proceeds when computing your allowance for loan losses.

6. In the fifth bullet of your response to comment 4, you indicate that you determined that a downgrade of a mortgage insurer will not affect your ability to collect on insurance claims on portfolio loans. Please consider that a downgrade or series of downgrades of a mortgage insurer may reflect the inability of the mortgage insurer to pay outstanding claims in full. As noted in the previous comment, please expand your discussion of the impact of a downgrade of one of the mortgage insurers to include all of the potential ramifications of the downgrade.

Loans, page 47

7. Of all your adjustable-rate mortgage loans categorized on page 48 (i.e., monthly payment option, select-my-payment and non-option ARM), please provide the number and dollar amount that have teaser rates. Please expand your future disclosure to include the percentage of these loans that will reset by year.

We note your response to comment 5 of our letter dated March 7, 2008 and have the following additional comments:

8. Please revise your future filings to disclose the extent to which accrued interest is reversed upon classification of a payment option loan as non-accrual. For example, specify whether you reverse only the current quarter's interest accrual or the full amount of negative amortization accrued to date on the loan.

9. Please more clearly disclose in future filings why the balance of payment option non-performing loans increased 1,168.6% from September 30, 2006 to September 30, 2007 and how the increase was contemplated in your computation of your allowance for loan losses.

10. Of those loans that have reached the 115% cap and payment schedules have been updated to reflect reamortization, please tell us the percentage that have made all payments on the re-amortized schedule as of each period end.

11. Please revise your future filings to disclose whether your loss mitigation strategies (i.e. payment plans, letter arrangements, and modifications) are considered troubled debt restructurings or modifications that would constitute a new loan. Tell us how you made this determination under the applicable GAAP literature. Please revise your future filings to provide quantification by the type mitigation strategy as of each period end.

12. On page 49 you state "In almost all circumstances, loans originated with loan to value ratios greater than 80% require the purchase of mortgage insurance." Please revise your future filings to identify the number and dollar amount of loans with an LTV greater than 80% where no mortgage insurance was purchased. Discuss the nature of the circumstances for loans with an LTV greater than 80% where you did not require mortgage insurance to be purchased.

Asset Quality, page 53

13. We note your response to comments 11, 12 and 13 of our comment letter dated March 7, 2008 and your discussion of non-performing assets. Please revise future filings to more clearly discuss how you considered these specific balances and the fluctuations of non-performing assets (non-performing loans and other real estate owned) in your determination and evaluation of the adequacy of your allowance at September 30, 2007. Specifically address how you considered that the ratio of your allowance to non-performing loans exceeded 100% during previous three years. However, at September 30, 2007 and subsequent, this ratio was below 33%.

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 84

14. In the third bullet of your response to comment 16 of our letter dated March 7, 2008 you indicate that beginning with the quarter ended September 30, 2007, recoveries included anticipated mortgage insurance receivables. Further, you disclosed the amount of the

recoveries arising from insurance proceeds received in 2007 on page 56 of the Form 10-K. Please address the following in your future filings:

- Please revise future filings to disclose the change in policy for anticipating insurance recoveries and discuss any expectations as to the extent the volume and amount of insurance claims will increase.

- Clearly discuss the extent to which such an increase would impact your computations of the adequacy of the allowance for loan losses.

- Revise to clarify whether the $1.4 million of insurance proceeds represents amounts actually received or the amount expected to be received in the future.

Form 10-Q For the Three Months Ended December 31, 2007

Note 3 – Investments and Mortgage-backed Securities Available for Sale, page 10

15. Your portfolio includes securities reported at fair value of $157 million and $107 million as of December 31 and September 30, 2007 which were retained from your 2005 loan securitizations. Tell us and revise your future filings to disclose how you determined the fair value of these securities, considering the limited trading of similar securities in recent periods.

Note 4 – Loans Receivable, page 15

16. Please address the following regarding your response to comment 21 of our letter dated March 7, 2008:

- In the first bullet of that response, you state "…the Company records a receivable when the claim is filed, which usually occurs at the time of repossession…" However, elsewhere in your response you appear to indicate that your allowance is recorded net of anticipated recoveries and no separate receivable from the insurance company is recorded. Please revise your future filings to more clearly disclose this process and to specify the degree to which you are reporting your allowance net and whether a separate receivable is recorded.

- In your response to the first bullet of comment 16, you indicate that recoveries are reported net of a valuation reserve of 10% against the filed claim. Elsewhere in your response you appear to indicate that your allowance is net of unfiled but anticipated claims. Please revise your future filings to clarify whether the claim amounts net of the 10% valuation reserve represent the amount which you believe is probable collection from the insurer.

- Please revise to clearly disclose how probable mortgage insurance recoveries are reflected in your Income Statement. Specifically address whether your Provision for loans losses is reported net of the probable proceeds from the insurer or included gross in another line item.

17. We note your response to comment 21 of our letter dated March 7, 2008. Please tell us in detail and revise to more clearly describe how you factor in anticipated PMI recoveries on loans not yet classified as non-performing to determine your allowance for loan losses by providing an example of a typical payment option loan. Consider illustrating in your example how the allowance evolves over the life of a loan from current to nonperforming status to foreclosure.

18. We note your response to comment 22 of our letter dated March 7, 2008, including the events and factors that you considered in establishing the $65 million provision for loan losses for the quarter ended December 31, 2007. Please disclose in future filings how these events and factors differed from the previous quarter and specifically affected the collectibility of your loan portfolio and thus indicated the need for the $65 million provision recorded.

Note 11 – Subsequent Event, page 22

19. Real estate owned has dramatically increased from $0.7 million at September 30, 2006 to $27.7 million at September 30, 2007 and most recently $57.2 million at January 31, 2008. Please tell us and in future filings disclose

- How the current real estate market has affected the timing and proceeds of the sale of such real estate;

- Trends in the average time real estate owned is held prior to sale; and

- The impact of the recent increase in the volume of foreclosures in the aggregate market to your operations both in terms of your ability to timely liquidate these assets at favorable terms and the various costs incurred to prepare such real estate for sale.

Asset Quality, page 36

You disclose that your last sale of option ARMs was completed on March 26, 2007 and that you sold only 30% of option ARM loan production during fiscal 2007. As a result, you transferred the unsold option ARM production into your portfolio and held for investment. We have the following comments related to this transfer.

20. Please tell us if you transferred these loans at once and describe the additional facts and circumstances related to the background, timing, and reasons for this transfer(s).

21. You disclose on page 85 that loans held in the portfolio are considered long-term investments.

- Please tell us how you determined that you had the intent and ability to hold the transferred loans for the foreseeable future, or until maturity or payoff. Specifically address your consideration of liquidity needs, capital requirements, and historical practices of selling loans.

- On the date of transfer, please tell us how you determined the foreseeable future as defined by the applicable literature, and specifically tell us the length of time that was the foreseeable future. Specifically tell us the factors and evidence you considered to support your determination.

- Please tell us if you believe there is a minimum amount of time you must hold the loans for investment before you can transfer them back to held for sale. For example, if the markets recover six months after the transfer and you can sell the loans at a favorable price, do you believe you can transfer the loans back to held for sale at that time?
- Please provide us detailed information about how you determined the fair value of the loans on the date of the transfer.

Schedule 14A

Cash Bonuses, page 15

22. The staff is not able to agree with your analysis of the confidential nature of the targets established to determine payments under your cash bonus system with regard to the completed fiscal year. Therefore, please disclose all material performance targets used to determine the bonuses paid to the named executive officers. Also, please consider supplying a similarly robust discussion of the structure and determinations of the committee in your next filing that contains a Compensation Discussion and Analysis.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides the requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

The accounting staff are reviewing the accounting responses and may have additional comments based upon their review. Any questions regarding the accounting comments may be directed to Matthew Komar at (202) 551-3781 or Kevin Vaughn at (202) 551-3494. All other questions may be directed to David Lyon at (202) 551-3421 or Chris Windsor at (202) 551-3419.

Sincerely,

Todd Schiffman
Assistant Director